
DIVISION OF
CORPORATION FINANCE

February 10, 2009

<u>Via Mail and Fax</u>

Amy E. Miles
Executive Vice President, Chief Financial Officer and Treasurer
Regal Entertainment Group
7132 Regal Lane
Knoxville, TN 37918

> **RE: Regal Entertainment Group**
> **Form 10-K for the Year Ended December 27, 2007**
> **Schedule 14A filed April 18, 2008**
> **File Number: 001-31315**

Dear Ms. Miles:

We have reviewed your correspondence dated January 12, 2009, and have the following comments. We believe you should revise future filings in response to comment numbers 2 and 3. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We are also asking you to provide us with additional information in regard to these two comments. For comment number 1, we seek your further consideration of the issue indicated therein. After reviewing any additional information in regard to our comments, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

<u>Form 10-K for the Year Ended December 27, 2007</u>

<u>Consolidated Statements of Cash Flows, page 57</u>

1. We note your response to our prior comment number 2. In your response, you state that paragraphs 16b and 22b of SFAS 95 distinguish between returns <u>of</u> investment in equity instruments and returns <u>on</u> equity securities, respectively. You also state your belief that the proceeds received in 2007 from National CineMedia were returns on your investment. While paragraphs 16b and 22b of SFAS 95 do distinguish between returns of and on investments, we believe they provide guidance on the cash flow classification of three separate types of cash inflows:

> - Interest and dividends (referred to as returns <u>on</u> investments) – operating inflows per paragraph 22b;

- Returns <u>of</u> capital invested without the sale of the underlying investment (referred to as returns of investment in equity instruments) – investing inflows per paragraph 16b; and
- Receipts from sales of equity instruments – investing inflows per paragraph 16b.

In this regard, the sale of 1.6 million common units for cash proceeds of $32.2 million appears to be a receipt from the sale of equity instruments under paragraph 16b and the preferred unit redemption for cash proceeds of $315.1 million appears to be a return of capital without the sale of the underlying investment (i.e., a redemption) also under paragraph 16b. Neither of these cash inflows appear to be the interest and dividends that are specified as returns on investments in paragraph 22b and, therefore, it is not clear to us why your reference to the example of the receipt of dividends in Appendix C of SFAS 95 is relevant. Accordingly, we believe these amounts should be classified as investing inflows rather than as operating inflows on your statement of cash flows.

<u>Schedule 14A filed April 18, 2008</u>

<u>Annual Cash Bonus, page 17</u>

2. We note your response to prior comment 9. However, the causal connection between the disclosure of your discretionary strategic targets and of your financial targets and any competitive harm is not clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

3. It is unclear whether a performance target was set relating to EBITDAR. Your proxy disclosure refers to targets for EBITDA and EBITDAR margin. However, your response letter also refers to targets for EBITDAR. Please clarify.

        You may contact Daniel Morris at 202-551-3314 with any questions in regard to the Schedule 14A. You may contact Doug Jones at 202-551-3309 or me at 202-551-3380 with any other questions.

                                        Sincerely,

                                        Lyn Shenk
                                        Branch Chief